Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

AMENDED AND RESTATED SUPPLEMENT, DATED OCTOBER 16, 2026, TO THE SUMMARY

PROSPECTUSES, PROSPECTUSES, AND STATEMENTS OF ADDITIONAL INFORMATION OF:

Eaton Vance Municipals Trust II

Eaton Vance High Yield Municipal Income Fund

dated June 1, 2026

Eaton Vance Municipals Trust

Eaton Vance National Municipal Income Fund

dated February 1, 2026

Eaton Vance California Municipal Opportunities Fund

dated February 1, 2026

Eaton Vance New York Municipal Income Fund

dated February 1, 2026

Eaton Vance Municipal Opportunities Fund

dated December 1, 2025

Eaton Vance Investment Trust

Eaton Vance National Ultra-Short Municipal Income Fund

dated August 1, 2026

Eaton Vance Short Duration Municipal Opportunities Fund

dated August 1, 2026

Eaton Vance National Limited Maturity Municipal Income Fund

dated August 1, 2026

(each, an “Acquired Fund,” and, together the “Acquired Funds”)

Following a meeting on September 11, 2026, the Boards of Trustees (the “Board”) of Eaton Vance Investment Trust, Eaton Vance Municipals Trust, and Eaton Vance Municipals Trust II (each, an “Acquired Fund Trust” and collectively, the “Acquired Fund Trusts”) unanimously approved the reorganization of each Acquired Fund into a corresponding exchange-traded fund (“ETF”). The Board, which is comprised solely of Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended) of the Acquired Fund Trusts, determined that, for each Acquired Fund and Reorganization (defined below), participation in the Reorganization is in the best interests of the Acquired Fund and the interests of existing shareholders of the Acquired Fund (“Acquired Fund Shareholders”) will not be diluted as a result of the Reorganization.

Subject to shareholder approval, as listed below, each Acquired Fund will be reorganized into a corresponding ETF (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of Morgan Stanley ETF Trust (the “Acquiring Fund Trust”) (each, a “Reorganization” and collectively, the “Reorganizations”).

Acquired Fund	Corresponding Acquiring Fund
Eaton Vance National Municipal Income Fund, a series of Eaton Vance Municipals Trust	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund, a series of Eaton Vance Municipals Trust	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund, a series of Eaton Vance Municipals Trust	Eaton Vance New York Municipal Income ETF

Eaton Vance Municipal Opportunities Fund, a series of Eaton Vance Municipals Trust	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund, a series of Eaton Vance Investment Trust	Eaton Vance National Ultra-Short Municipal Income ETF
Eaton Vance Short Duration Municipal Opportunities Fund, a series of Eaton Vance Investment Trust	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund, a series of Eaton Vance Municipals Trust II	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund, a series of Eaton Vance Investment Trust	Eaton Vance Short Duration Municipal Income ETF

If approved by Acquired Fund Shareholders, each Reorganization would be accomplished in accordance with a corresponding Agreement and Plan of Reorganization. Subject to shareholder approval, each Reorganization is currently anticipated to occur on the date listed below before the open of trading (each, a “Closing Date”).

	Acquired Funds	Closing Date
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund	January 25, 2027
Stage 2 Reorganizations

Eaton Vance High Yield Municipal Income Fund

Eaton Vance California Municipal Opportunities Fund

Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipal Opportunities Fund

Eaton Vance National Ultra-Short Municipal Income Fund

Eaton Vance New York Municipal Income Fund

February 8, 2027

This supplement is not a solicitation of proxy.

Acquired Fund Shareholders of record as of the close of business on October 7, 2026 will receive a combined Proxy Statement and Prospectus that contains important information about the Reorganizations and the Acquiring Funds, including information regarding each Acquiring Fund’s investment strategies and risks, fees, and expenses.

With respect to each Reorganization, if Acquired Fund Shareholders approve the Reorganization, and certain other closing conditions are satisfied or waived, Acquired Fund Shareholders who own shares of the Acquired Fund (“Acquired Fund Shares”) through a brokerage account that can accept shares of an ETF will become shareholders of the Acquiring Fund (which will operate as an ETF), receiving shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate value equal to the aggregate net asset value (“NAV”) of their Acquired Fund Shares held immediately prior to the Reorganization, except with respect to cash received in lieu of fractional Acquiring Fund Shares, which cash payment generally will be taxable.

Each Acquiring Fund, with the exception of Eaton Vance Short Duration Municipal Income ETF, which is an existing series of the Acquiring Fund Trust, is a newly-created series of the Acquiring Fund Trust and will not commence operations until the consummation of the applicable Reorganization. Eaton Vance Short Duration Municipal Income ETF and Eaton Vance National Limited Maturity Municipal Income Fund have substantially the same investment objectives and substantially similar investment strategies, subject to limited differences that will be described in the combined Proxy Statement and Prospectus. Each New Acquiring Fund has substantially the same investment objectives and substantially the same principal investment strategies as the corresponding Acquired Fund. However, there are important differences between the Acquired Funds and the Acquiring Funds. For example, although each Acquiring Fund will be subject to similar investment risks as the corresponding Acquired Fund, such Acquiring Fund will be subject to additional risks, such as structural risks related to ETFs, which will be described in the combined Proxy Statement and Prospectus. In addition, each Acquired Fund and the corresponding Acquiring Fund have substantially similar fundamental investment policies, subject to some differences as described in the combined Proxy Statement and Prospectus.

Boston Management and Research (“BMR”) serves as the investment adviser to each of the Acquired Funds except Eaton Vance Municipal Opportunities Fund and Eaton Vance Short Duration Municipal Opportunities Fund. Eaton Vance Management (“Eaton Vance” and, together with BMR, the “Acquired Fund Advisers”) serves as the investment adviser to Eaton Vance Municipal Opportunities Fund and Eaton Vance Short Duration Municipal Opportunities Fund. Morgan Stanley Investment Management Inc. (“MSIM” or the “Acquiring Fund Adviser”) serves as investment adviser to each Acquiring Fund. Eaton Vance, BMR, and MSIM are each an indirect wholly-owned subsidiary of Morgan Stanley.

The Acquired Fund Advisers believe that each Reorganization will provide multiple benefits for Acquired Fund Shareholders, including anticipated lower gross expenses and lower net expenses (other than for Class W shares of Eaton Vance High Yield Municipal Income Fund) as well as additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency. However, given that each Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, shareholders will not benefit from the greater tax efficiency of the ETF structure to the same extent as shareholders of an ETF that effects all of its creations and redemptions in-kind.

Each Reorganization is intended to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Accordingly, Acquired Fund Shareholders generally are not expected to recognize a gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund Shares for Acquiring Fund Shares in the applicable Reorganization, except to the extent that cash is received in lieu of fractional Acquiring Fund Shares. Acquired Fund Shareholders whose Acquired Fund Shares are redeemed or exchanged prior to the applicable Reorganization generally will recognize gain or loss if Acquired Fund Shares are held in taxable accounts.

To fund redemptions occurring before and in connection with a Reorganization, the applicable Acquired Fund may be required to sell portfolio securities. Such sales may cause the Acquired Fund to realize capital gains, which may result in additional taxable distributions to shareholders either by the Acquired Fund prior to the Reorganization or by the Acquiring Fund after the Reorganization. Furthermore, redemptions of a significant number of shares of Eaton Vance National Limited Maturity Municipal Income Fund may limit the use of any capital loss carryforwards and certain other losses of Eaton Vance National Limited Maturity Municipal Income Fund to offset future realized capital gains of Eaton Vance Short Duration Municipal Income ETF. In addition, Eaton Vance Short Duration Municipal Income ETF’s ability to utilize capital loss carryforwards of the Eaton Vance National Limited Maturity Municipal Income Fund (if any) may be restricted by loss limitation rules under U.S. federal income tax law. The effect of these loss limitation rules will depend on the relative sizes of the funds and the amount of losses and gains of each fund at the time of the Reorganization. As a result, the precise impact cannot be determined at this time.

Eaton Vance National Limited Maturity Municipal Income Fund will, and Eaton Vance Short Duration Municipal Income ETF may, prior to the Closing Date of such Reorganization, declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of the Fund’s investment company taxable income (computed without regard to the deduction for dividends paid), net tax-exempt income, if any, and net realized capital gains, if any, through the closing of the Reorganization (including any gains resulting from portfolio transitioning by Eaton Vance National Limited Maturity Municipal Income Fund in anticipation of the Reorganization). Each other Acquired Fund participating in a Reorganization may likewise pay such a distribution, but is not required to do so. These distributions will be taxable to shareholders that hold shares in a taxable account.

Importantly, in order to receive Acquiring Fund Shares as part of a Reorganization, Acquired Fund Shareholders must hold their Acquired Fund Shares through a brokerage account that can accept shares of an ETF (i.e., the Acquiring Fund). If Acquired Fund Shareholders do not hold their Acquired Fund Shares through an eligible brokerage account, they will not receive Acquiring Fund Shares as part of a Reorganization.

For Acquired Fund Shareholders that do not currently hold their Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares, please see the Q&A that follows for additional actions that such Acquired Fund Shareholders must take to receive Acquiring Fund Shares as part of a Reorganization. Other than the approval by the requisite vote of Acquired Fund Shareholders, no further action is required for Acquired Fund Shareholders that hold Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares.

If (and only if) a Reorganization is approved by Acquired Fund Shareholders, it is expected that on the first business day of the month following shareholder approval, the Acquired Funds will be closed to new investors and the following Acquired Fund fees will be waived: (i) the sales charge on purchases of Class A shares of each Acquired Fund; (ii) the contingent deferred sales charge (“CDSC”) on Class A and Class C shares of each applicable Acquired Fund; (iii) the 12b-1 fees for any applicable share class of each Acquired Fund; and (iv) any finder’s fee payments applicable to any class of shares of an Acquired Fund. If Acquired Fund Shareholders approve the Reorganizations at the shareholder meeting scheduled for December 3, 2026, it is expected that the Acquired Funds will be closed to new investors and the waivers described above will take effect on January 4, 2027.

With respect to the Funds that are part of the Stage 1 Reorganizations, it is currently anticipated that the final date for existing investors to purchase Acquired Fund Shares or exchange shares of another Eaton Vance mutual fund for Acquired Fund Shares will be January 15, 2027. It is currently anticipated that the final date to redeem Acquired Fund Shares or exchange Acquired Fund Shares for shares of another Eaton Vance mutual fund will be January 20, 2027.

With respect to the Funds that are part of the Stage 2 Reorganizations, it is currently anticipated that the final date for existing investors to purchase Acquired Fund Shares or exchange shares of another Eaton Vance mutual fund for Acquired Fund Shares will be January 29, 2027. It is currently anticipated that the final date to redeem Acquired Fund Shares or exchange Acquired Fund Shares for shares of another Eaton Vance mutual fund will be February 3, 2027.

The Summary Prospectuses, Prospectuses, and Statement of Additional Information will be amended accordingly.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganization in order to receive Acquiring Fund Shares.

Q. How will the Reorganizations affect me as a shareholder?

A. If your Acquired Fund’s Reorganization is consummated, you will cease to be a shareholder of the applicable Acquired Fund. In order to receive Acquiring Fund Shares as part of a Reorganization, you must hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the dates listed below (the “Account Redemption/Exchange Date”).

	Acquired Funds	Account Redemption/ Exchange Date
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund	January 20, 2027
Stage 2 Reorganizations	Eaton Vance High Yield Municipal Income Fund Eaton Vance California Municipal Opportunities Fund Eaton Vance Short Duration Municipal Opportunities Fund Eaton Vance Municipal Opportunities Fund	February 3, 2027

Eaton Vance National Ultra-Short Municipal Income Fund Eaton Vance New York Municipal Income Fund

If you hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Account Redemption/Exchange Date, you will automatically become a shareholder of the corresponding Acquiring Fund. As described in more detail above, upon completion of your Acquired Fund’s Reorganization, you will (subject to certain exceptions) receive corresponding Acquiring Fund Shares and, in some cases, cash that, combined with the corresponding Acquiring Fund Shares, has the same value as your Acquired Fund Shares. Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which generally will be taxable if Acquired Fund Shares are held in a taxable account. Following a Reorganization, Acquiring Fund Shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as Acquired Fund Shareholders.

As discussed below, if a Reorganization is approved by the relevant Acquired Fund’s Shareholders and you desire to hold Acquiring Fund Shares, it is important for you to determine that you hold your Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization or, if you do not own Acquired Fund Shares through such an account, that you take necessary actions to be able to receive corresponding Acquiring Fund Shares.

Q. What will happen if I do not have a brokerage account that can accept Acquiring Fund Shares at the time of the relevant Reorganization?

A. In order to receive Acquiring Fund Shares as part of a Reorganization, Acquired Fund Shareholders must hold their Acquired Fund Shares through a brokerage account that can accept shares of an ETF (i.e., the Acquiring Fund). If Acquired Fund Shareholders do not hold their Acquired Fund Shares through that type of brokerage account, they will not receive Acquiring Fund Shares as part of a Reorganization.

The following account types cannot hold shares of ETFs:

•	Non-Accommodating Brokerage Accounts: If you hold Acquired Fund Shares in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Account Redemption/Exchange Date, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares.

•	Non-Accommodating Retirement Accounts: If you hold Acquired Fund Shares through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Account Redemption/Exchange Date or, if applicable, your financial intermediary may transfer your investment in an Acquired Fund to a different investment option prior to the Account Redemption/Exchange Date. If neither action is taken, your investment will be liquidated and your retirement account will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares.

•	Fund Direct Accounts: If you hold Acquired Fund Shares in an account directly with the Acquired Fund at its transfer agent, BNY Mellon Investment Servicing (US) Inc. (“BNY”) (a “fund direct account”), you should transfer your Acquired Fund Shares to a brokerage account that can accept corresponding Acquiring Fund Shares prior to the Account Redemption/Exchange Date. If such a change is not made before the Account Redemption/Exchange Date, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares.

•	Fund Direct IRA: If you hold Acquired Fund Shares through an IRA directly with the Acquired Fund (a “fund direct IRA”) and do not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Account Redemption/Exchange Date, your Class A Acquired Fund Shares will be exchanged for Class A Shares of Eaton Vance Short Duration Government Income Fund, Class C Acquired Fund Shares will be exchanged for Class C Shares of Eaton Vance Short Duration Government Income Fund, Class I Acquired Fund Shares will be exchanged for Class I Shares of Eaton Vance Short Duration Government Income Fund, and Advisers Class Acquired Fund Shares will be exchanged for Advisers Class Shares of Eaton Vance Short Duration Government Income Fund (the Shares of Eaton Vance Short Duration Government Income Fund are referred to collectively herein as “Short Duration Government Income Fund Shares”) equal in value to the aggregate NAV of your Acquired Fund Shares unless you provide alternative direction prior to the Account Redemption/Exchange Date. Fund direct IRAs are not currently eligible to hold Class W shares of Eaton Vance High Yield Municipal Income Fund.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment generally will be subject to tax if you hold your investment in a taxable account. It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that your Acquired Fund’s Reorganization would have on you and your investments.

If you do not currently hold your Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares, please see the information below for additional actions that you must take to receive corresponding Acquiring Fund Shares as part of a Reorganization. Other than the approval by the requisite vote of Acquired Fund Shareholders, no other action on the part of the Acquired Funds or their shareholders is required for shareholders that hold Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares.

If you are unsure about the ability of your account to accept Acquiring Fund Shares (i.e., ETF shares), please call 1-800-262-1122 or contact your financial advisor or other financial intermediary.

After a Reorganization, individual Acquiring Fund Shares may only be purchased and sold in the secondary market. Eaton Vance Short Duration Municipal Income ETF’s shares currently are listed for trading on the NYSE Arca, Inc. and the New Acquiring Fund’s shares will be traded on the Nasdaq Stock Market LLC (each, an “Exchange”). Acquiring Fund Shares may also be traded on other national securities exchanges, electronic crossing networks, and other alternative trading systems. Should you decide to purchase or sell Acquiring Fund Shares after a Reorganization, you will need to place a trade through a broker who will execute your trade in the secondary market at prevailing market prices. Because Acquiring Fund Shares will trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount) or greater than (premium) the Acquiring Fund’s NAV per share. As with all transactions for ETFs, your broker may charge a commission for purchase and sale transactions. In addition, the market price of ETF shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security.

Q. How do I transfer my Acquired Fund Shares from a fund direct account to a brokerage account that will accept Acquiring Fund Shares?

A. Transferring your Acquired Fund Shares from a fund direct account to a brokerage account that can accept Acquiring Fund Shares should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with an Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an ETF, such as an Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q. How do I transfer my Acquired Fund Shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund Shares?

A. The broker with which you hold your Acquired Fund Shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker to make the necessary changes to your account. The sooner you initiate making these changes, the better.

Q. What if I do not want to own Acquiring Fund Shares?

A. As described above, if you do not hold your Acquired Fund Shares through a brokerage account that can accept corresponding Acquiring Fund Shares and you do not take action prior to the Account Redemption/Exchange Date, your investment will be liquidated and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares on the Account Redemption/Exchange Date or, if you hold your shares through a fund direct IRA, your Acquired Fund Shares will be exchanged for Short Duration Government Income Fund Shares equal in value to the aggregate NAV of your Acquired Fund Shares on the Account Redemption/Exchange Date.

If you do not want to (or cannot) receive Acquiring Fund Shares in connection with a Reorganization that has been approved by shareholders, you can exchange your Acquired Fund Shares for shares of another Eaton Vance mutual fund that is not participating in a Reorganization or redeem your Acquired Fund Shares before the applicable Account Redemption/Exchange Date. Prior to doing so, however, you should consider the tax consequences associated with either action and, if exchanging shares for another Eaton Vance mutual fund, you should review the prospectus relating to such mutual fund and the details associated with any such exchange. If you hold your shares in a taxable account, such exchange or redemption of your Acquired Fund Shares generally will be a taxable event, and you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

ADDITIONAL INFORMATION ABOUT THE REORGANIZATION

Q. What are the differences between an ETF (like an Acquiring Fund) and a mutual fund (like an Acquired Fund)?

A. ETFs are structurally different from mutual funds in several important aspects:

•	A mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Funds, as ETFs, do not currently issue multiple classes of shares.

•	A mutual fund investor may purchase and redeem shares directly from the mutual fund (through a distributor or a financial intermediary). Most ETF investors will buy and sell shares in secondary market transactions through brokers.

•	A mutual fund generally will accept purchase and redemption orders from any shareholders, and only on days that the mutual fund is open for business, and those orders will be effected at that day’s NAV per share. An ETF will issue or redeem shares at its NAV per share only in one or more groupings of a large specified number of shares called a “Creation Unit,” on days that the ETF is open for business. Only an ETF’s “authorized participants” are permitted to engage in creation or redemption transactions directly with the ETF. All other shareholders will buy and sell shares of the ETF on an exchange at market price, which may be above (at a premium), at, or below (at a discount) NAV or the intraday value of the ETF’s holdings. An authorized participant is a member or participant of a clearing agency registered with the Securities and Exchange Commission (the “SEC”), which has a written agreement with an Acquiring Fund and/or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units.

As a result of these structural differences, there are certain anticipated benefits associated with the ETF structure, including, but not limited to the following:

•	Additional Trading Flexibility. As a shareholder of an Acquired Fund, you can only purchase or redeem Acquired Fund Shares at a price based on the Acquired Fund’s NAV that is next calculated after your order is received by the Acquired Fund. This NAV is calculated once per business day. As a shareholder of an Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s next determined NAV.
•	Increased Transparency. Currently, the Acquired Funds only provide periodic disclosure of their complete portfolio holdings. Each Acquiring Fund does or will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Funds, is or will be found on each Acquiring Fund’s website at www.eatonvance.com.
•	Potential for Enhanced Tax Efficiency. Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Funds effect or will effect some or all of their creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

There are, however, certain risks associated with the ETF structure as well, including, but not limited to the following:

•	Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Acquiring Fund. The Acquiring Fund has a limited number of intermediaries that act as authorized participants and none of these authorized participants is or will be obligated to engage in creation or redemption transactions. There can be no assurance that an active trading market for the Acquiring Fund’s shares will develop or be maintained. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to the Acquiring Fund, such as during periods of market stress, and no other authorized participant creates or redeems, shares may trade at a discount to NAV and possibly face trading halts and/or delisting.
•	Cash Transactions Risk. Unlike certain ETFs, the Acquiring Fund may effect creations and redemptions in cash or partially in cash. Therefore, it may be required to sell portfolio securities and subsequently recognize gains on such sales that the Acquiring Fund might not have recognized if it were to distribute portfolio securities in-kind. As such, investments in shares may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.
•	Trading Risk. The market prices of shares are expected to fluctuate, in some cases materially, in response to changes in the Acquiring Fund’s NAV, the intra-day value of the Acquiring Fund’s holdings, and supply and demand for shares. The Acquiring Fund Adviser cannot predict whether shares will trade above, below, or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility, or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Acquiring Fund’s holdings. You may pay significantly more or receive significantly less than NAV during periods when there is a significant premium or discount. Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of shares. In addition, the market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security. The spread of the Acquiring Fund’s shares varies over time based on the Acquiring Fund’s trading volume and market liquidity and may increase if the Acquiring Fund’s trading volume, the spread of the Acquiring Fund’s underlying securities, or market liquidity decrease.

Following a Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as Acquired Fund Shareholders.

Q. Are the Reorganizations expected to affect the way my investments are managed?

A. Each Reorganization is expected to provide substantial continuity in the way investments are managed. As noted above, each New Acquiring Fund has substantially the same investment objectives and substantially the same investment strategies as the corresponding Acquired Fund. The existing Acquiring Fund, Eaton Vance Short Duration Municipal Income ETF, has substantially the same investment objective and substantially similar investment strategies due to the limited differences as discussed in the combined Proxy Statement and Prospectus, as Eaton Vance National Limited Maturity Municipal Income Fund. Further, there are some important differences between each Acquired Fund and the corresponding Acquiring Fund including with respect to principal risks, due to the Acquiring Funds’ ETF structure, as described in the combined Proxy Statement and Prospectus. In addition, each Acquired Fund is subject to substantially similar fundamental investment policies as the corresponding Acquiring Fund, subject to limited differences as described in the combined Proxy Statement and Prospectus.

While there is overlap between the named members of the corresponding Acquired Fund’s and Acquiring Fund’s portfolio management teams for each Reorganization other than the National Limited Maturity Municipal Income Reorganization, the teams are not identical. Following each Reorganization, each Acquiring Fund’s portfolio management team will manage the Acquiring Fund. In addition, as discussed above, either Eaton Vance or BMR serves as the investment adviser to each Acquired Fund and MSIM will continue to serve as the investment adviser to each Acquiring Fund.

Q. Are the fees and expenses of an Acquiring Fund expected to be lower than the fees and expenses of the corresponding Acquired Fund?

A. Yes. Following each Reorganization, each Acquiring Fund is expected to have lower gross annual fund operating expenses than those of each share class of its corresponding Acquired Fund. In addition, the applicable Acquiring Fund is expected to have lower net annual fund operating expenses than those of each share class of its corresponding Acquired Fund, other than Class W shares of Eaton Vance High Yield Municipal Income Fund. Class W shares of Eaton Vance High Yield Municipal Income Fund have lower net annual fund operating expenses than the corresponding Acquiring Fund. Each Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears all operating expenses of the Fund, subject to certain exceptions. In addition, MSIM has agreed to waive a portion of its management fee for Eaton Vance New York Municipal Income ETF through February 1, 2028, or until such time as the Acquiring Fund Board acts to discontinue all or a portion of such waiver when it deems such action is appropriate. If the waiver is not extended, Eaton Vance New York Municipal Income ETF’s annual fund operating expenses will increase upon expiration of the waiver. For additional discussion regarding the comparison of the fees and expenses of the Acquired Funds and Acquiring Funds, please see the combined Proxy Statement and Prospectus.

More information on the effects of the potential expense reductions is available in the combined Proxy Statement and Prospectus.

Q. Will I be subject to comparable investment risks as a shareholder of an Acquiring Fund?

A. Yes. Each Acquiring Fund is or will be subject to substantially similar investment risks as its corresponding Acquired Fund. However, there are certain differences in these risks, such as those described above with respect to ETF-specific structural risks. With respect to each of the National Municipal Income Reorganization, California Municipal Opportunities Reorganization, New York Municipal Income Reorganization, Municipal Opportunities Reorganization, National Ultra-Short Municipal Income Reorganization, Short Duration Municipal Opportunities Reorganization, and High Yield Municipal Income Reorganization, other than such ETF-specific structural risks, there are no material differences between the principal risks applicable to an Acquired Fund and its corresponding Acquiring Fund. With respect to the National Limited Maturity Municipal Income Reorganization, there are certain additional differences in risks based on the different investment exposures of the Funds. For additional discussion of these and other risk factors, please see the combined Proxy Statement and Prospectus.

Q: How do the Funds’ investment objectives, principal investment strategies, and fundamental investment policies compare?

With respect to the National Municipal Income Reorganization, California Municipal Opportunities Reorganization, New York Municipal Income Reorganization, Municipal Opportunities Reorganization, National Ultra-Short Municipal Income Reorganization, Short Duration Municipal Opportunities Reorganization, and High Yield Municipal Income Reorganization, the Acquired Fund and Acquiring Fund have substantially the same investment objectives and substantially the same principal investment strategies. With respect to the National Limited Maturity Municipal Income Reorganization, the Acquired Fund and Acquiring Fund have substantially the same investment objectives, as well as substantially similar principal investment strategies. For additional discussion comparing the investment objectives and principal investment strategies of the Acquired Funds and their corresponding Acquiring Funds, please see the combined Proxy Statement and Prospectus.

Each Acquired Fund and its corresponding Acquiring Fund have adopted substantially similar fundamental investment policies, except with respect to investments in commodities and purchasing securities on margin and, for certain Funds, making loans. Fundamental investment policies may not be changed without prior shareholder approval. For additional discussion comparing the investment policies of the Acquired Funds and their corresponding Acquiring Funds, please see the combined Proxy Statement and Prospectus.

Q. Who will pay the costs in connection with the Reorganizations?

A. Each Acquired Fund will pay the costs associated with the respective Reorganization (including the legal costs associated with the Reorganization) and any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the Reorganization.

If a Reorganization is not consummated, MSIM will pay for the costs associated with such Reorganization.

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In connection with the Reorganizations discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the materials and any other relevant documents when they become available because they will contain important information about each Reorganization and each Acquiring Fund. Free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Funds at One Post Office Square Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Eaton Vance Distributors Inc., One Post Office Square, Boston, MA 02109, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund Shares.

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Please retain this supplement for future reference.

October 16, 2026	48704-00 10.16.26